October 31, 2018

VIA EDGAR TRANSMISSION

Jacqueline Kaufman

Office of Consumer Products

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:       Osprey Energy Acquisition Corp. II

Draft Registration Statement on Form S-1
Submitted September 28, 2018
CIK No. 0001753539

Dear Ms. Kaufman:

On behalf of Osprey Energy Acquisition Corp. II, a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated October 24, 2018 relating to the Draft Registration Statement on Form S-1 of the Company (the “Form S-1”) confidentially submitted with the Commission on September 28, 2018. We are concurrently confidentially submitting via EDGAR Amendment No. 1 to the Form S-1 (the “Draft Amendment”). The changes reflected in the Draft Amendment include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Draft Amendment submitted concurrently herewith.

Prospectus Summary

Our Company, page 2

1.

Please revise to ensure that the disclosure you provide regarding management’s experience is appropriately balanced, and includes disclosure of any relevant transactions or business ventures that generated losses for investors, to the extent applicable. Please also revise to include the returns to date for public shareholders that purchased shares in the Osprey I IPO, and include a recent trading price for the FLMN common stock.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 and page 71 to add disclosure relating to management’s experience with Atlas Resource Partners, L.P., a publicly-traded limited partnership that filed for bankruptcy in 2016. The Company also included disclosure of the returns to investors who purchased in the Osprey I IPO, as well as a recent trading price for FLMN, on page 2 and page 71.

2.

Please provide additional disclosure about the basis for your statement that management has “successfully deployed capital in all market cycles” and provide additional disclosure about how management measures and defines this success.

In response to the Staff’s comment, the Company has removed the statement that management has “successfully deployed capital in all market cycles.”

Permitted purchases of public shares by our affiliates, page 15

3.

Please revise your disclosure to clarify that one purpose and effect of your initial shareholders, directors, executive officers, advisors or their affiliates purchasing shares prior to your initial business combination could be to influence the vote necessary to approve such a transaction and that, if true, there is no limit on the number of shares they may purchase.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 to clarify that one purpose and effect of our initial shareholders, directors, executive officers, advisors or their affiliates purchasing shares prior to our initial business combination could be to influence the vote necessary to approve such a transaction and that there is no limit on the number of shares they may purchase.

Manner of conducting redemptions, page 17

4.	Please disclose whether the $5,000,001 of net tangible assets is calculated before or after you pay your underwriters fees and commissions.

The Company has revised the manner of conducting redemptions on page 20 in response to the Staff’s comment by disclosing that the $5,000,001 of net tangible assets is calculated after the Company pays its underwriters’ fees and commissions.

Dilution, page 60

5.	We are unable to recalculate your net tangible book deficit of $(9,461). Please show us your calculation or revise.

The Company’s net tangible book deficit of $(9,461) was calculated as follows:

Total Assets	$46,163
Less: Deferred Offering Costs	(33,663)
Less: Total Liabilities	(21,961)

Net Tangible Book Deficit	$(9,461)

Capitalization, page 62

6.

It appears from your disclosure under the heading “Redemption of public shares and distribution and liquidation if no initial business combination” on page 21 that redemption of the public shares is independent of your liquidation and dissolution, which must be separately approved by your remaining shareholders after such redemption. Please tell us why it is not appropriate to classify these remaining shares entirely in the mezzanine under the guidance in paragraph 3f of ASC 480-10-S99-3A. In this regard, it appears that these securities are subject to a deemed liquidation event as opposed to an ordinary liquidation event as described in this guidance.

The Company respectfully advises the Staff that while the redemption of the public shares technically happens as a first step, the reason for this is solely to ensure that public holders receive their liquidation proceeds as soon as possible and aren’t required to wait for the administrative items necessary to formally dissolve and liquidate the Company. Furthermore, the initial stockholder of the Company will execute a letter agreement prior to the effectiveness of this offering whereby such holder will agree in advance to cause the Company to redeem the public shares as described in the Registration Statement and to thereafter take all reasonable steps necessary to cause the Company to dissolve and liquidate following such redemption. Accordingly, we respectfully believe that the redemption of the public shares and the subsequent dissolution and liquidation of the Company is in reality one combined process. As a result, we believe the shares should not be classified entirely in mezzanine under the guidance in paragraph 3f of ASC 480-10-S99-3A.

General

7.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will undertake to provide the Staff with copies of any written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of such communications.

*    *    *    *    *

If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ John P. Hanna
John P. Hanna President and Chief Financial Officer Osprey Energy Acquisition Corp. II

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